Exhibit 99.1

China Xiangtai Food Co., Ltd. Enters into MOU to Acquire Controlling Interest in Chongqing Ji Mao Cang Feed Co., Ltd.

Expected Increased Revenue of $70,000,000 USD to Expand China’s Southwest Market

CHONGQING, China, March 26, 2020/PRNewswire/ -- China Xiangtai Food Co. Ltd. (NASDAQ: PLIN) (the “Company” or the “PLIN”), an emerging growth company primarily engaged in pork processing in China, today announced that the Company, through its subsidiary Chongqing Jinghuangtai Enterprise Management Consulting Co., Ltd., entered into a non-binding Memorandum of Understanding (the “MOU”) to acquire 51% controlling interest in Chongqing Ji Mao Cang Feed Co., Ltd.(“JMC”), a private enterprise specializing in feed raw material sales and providing feed formula solutions, to expand the southwest market in China.

Pursuant to the MOU signed on March 23, 2020, PLIN proposed to acquire 51% controlling interest of JMC, one of the leading feed sales companies in southwest China. JMC has more than 200 customers in farm industry and nearly 100 customers in feed production industry. In 2019, JMC sold more than 200,000 tons of soybean meal, exceeding RMB 500 million (approximately $70,000,000 USD) in sales. Given the Company’s revenue of fiscal year 2019 was $102,545,152USD, PLIN is expected to increase 70% of revenue through this acquisition.

Ms. Jiaping Zhou, General Manager of JMC, commented, “We are pleased to have an opportunity to start a partnership with a Nasdaq listed company, and it is regarded as an essential milestone in JMC’s history. JMC stands to benefit greatly from PLIN’s senior experience and resources in the food industry, and values PLIN’s continued involvement as we look to further expand JMC’s profitability with the development of production capability and enhancements to our distribution channels.”

Ms. Zeshu Dai, Chairwoman and CEO of China Xiangtai Food, commented, “We are enthusiastic about partnering with JMC to continue accelerating the growth of the Company. This move is in line with our growing strategy of solidifying our industry position by gaining additional market share and expanding our product portfolio. With JMC’s capability in feed raw material and formula solutions, we can improve our industrial chain and our competitiveness to position well for the expansion.”

Mr. Xiaohui Wu, the President and Director of China Xiangtai Food, added, “The integration between the Company and JMC will further strengthen PLIN’s dedication in assuring people’s basic needs, as well as highlight both companies' efforts to fight for respective industry leading position in Chongqing City and Sichuan Province. The robust marketplace not only creates a new business model for industry chain enterprises to unite and strategically increase profitability through maximizing capability allocation, but also boosts competitiveness by providing related supporting services throughout the industry chain.”

About Ji Mao Cang Feed Co., Ltd.

Founded in 2012, Chongqing Ji Mao Cang Feed Co., Ltd(“JMC”). is a private enterprise specializing in feed raw material sales and feed formula solutions. JMC has entered strategic alliances with large grain and oil companies such as Sinograin, COFCO, Cargill, Good Ocean, and Louis Dreyfus, and has obtained general distributorship in Chongqing, Sichuan and other places. JMC has more than 200 customers in farm industry and nearly 100 customers in feed production industry. In 2019, JMC had sold more than 200,000 tons of soybean meal and reported a revenue of RMB 525 million and a profit of RMB 15 million.

About China Xiangtai Food Co., Ltd.

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd, is a food company primarily engaged in pork processing. The Company's operations span key sections of the pork processing value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. Primarily focused on pork products, the Company also offers other fresh and processed products, including beef, lamb and poultries. Through its core values, the Company is committed to maintaining the highest standards of food safety, product quality, and sustainability to provide high-quality, nutritious, and tasty food in a responsible manner through its portfolio of trusted brands. For more information, please visit http://ir.plinfood.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact

Mr. Xiaohui Wu, President

China Xiangtai Food Co., Ltd.

Phone: +86-1860-117-0697

Email: ir@plinfood.com

Investor Relations Contact

Ms. Tina Xiao, President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com